FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                           For the month of November, 2007

                           Commission File No. 1-08346

                                 TDK CORPORATION
                (Translation of registrant's name into English)

            13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


Form 20-F        x               Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


Yes                              No              x


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934,the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                        TDK Corporation

                                       (Registrant)





November 9, 2007
                                        BY: /s/ Michinori Katayama
                                            Michinori Katayama
                                            Senior Vice President
                                            General Manager
                                            Corporate Communications Department
                                            Administration Group



Contacts:
Kazutoshi Kogure
TDK Corporation
Corporate Communications Dept.
Tel: (81)-3-5201-7102
E-mail; pr@mb1.tdk.co.jp

 ANNOUNCEMENT OF RESULTS OF TENDER OFFER FOR SHARES, ETC OF DENSEI-LAMBDA K.K.

TOKYO JAPAN, November 9, 2007 ----- TDK Corporation (hereinafter the "Company") resolved, at a meeting of the Board of Directors held on September 26, 2007 to commence a tender offer for the shares and stock acquisition rights of DENSEI-LAMBDA K.K. (Code Number: 6917, hereinafter the "Target") (hereinafter the "Tender Offer") and made the Tender Offer on September 27, 2007. Having completed the Tender Offer on November 8, 2007, the Company hereby notifies you of the results of the Tender Offer as follows.

1.   Outline of the Tender Offer

(1)  Name and Address of the Tender Offeror

     TDK Corporation
     1-13-1, Nihonbashi, Chuo-ku, Tokyo

(2)  Name of the Target

     DEDNSEI-LAMBDA K.K.

(3)  Class of Share Certificates, Etc. to be Purchased, Etc.

(i)  Common Stock
(ii) Stock Acquisition Rights

     The stock acquisition rights issued pursuant to the resolution of the 25th General Meeting of Shareholders held on June 26, 2002 and the resolution of the Board of Directors Meeting held on December 20, 2002 (hereinafter "Stock Acquisition Rights").

(4)  Number of Share Certificates, Etc. Scheduled to be Purchased

Class of Share          (a) Number of Shares   (b) Excess of Number of Shares to
Certificates, Etc.          to be Purchased        be Purchased

Share Certificates         - shares               - shares

Stock Acquisition Right    - shares               - shares
Certificates

Corporate Bond             - shares               - shares
Certificates with Stock
Acquisition Rights

Depositary Receipts for    - shares               - shares
Share Certificates,
Etc. (   )

Total                      - shares               - shares

(Note 1) The Tender Offeror has not set any of the conditions provided in each item under Article 27-13, Paragraph 4 of the Financial Instruments Exchange Law. Accordingly, the Tender Offeror shall purchase all shares and stock acquisition rights tendered for (hereinafter the "Tendered Shares").

(Note 2) The maximum number of shares (including those converted from other rights) to be purchased in this Tender Offer is 21,748,112. This represents the total of the total number of shares issued and outstanding as of more

March 31, 2007 (21,830,110 shares) as indicated in the Annual Securities Report for the 30th fiscal year filed on June 27, 2007 and the maximum number of shares (204,600 shares) in the Target that may be issued or transferred upon exercise of Stock Acquisition Rights or Stock Options Using Treasury Shares (a right to demand the Target to transfer treasury shares held by the directors and employees of the Target based on the resolutions of the 23rd Ordinary General Meeting of Shareholders of the Target held on June 27, 2000 and the 24th Ordinary General Meeting of Shareholders of the Target held on June 26, 2001 pursuant to Article 210-2, Paragraph 2, Item 3 of the Commercial Code (Law No.48 of 1898, as amended) before the amendment thereto by the Law No.128 of 2001; hereinafter the same) by the last day of the tender offer period (hereinafter "Tender Offer Period") (and which shall include the shares converted from the Stock Acquisition Rights exercised from April 1, 2007 to the present), less the number of treasury shares held by the Target (286,598 shares as of March 31, 2007); provided, however, that Lambda Holdings Inc., a US corporation which is a wholly owned subsidiary of TDK U.S.A. Corporation (a wholly owned subsidiary of the Tender Offeror), and Lambda Far East Ltd., which is a wholly owned subsidiary of Lambda Holdings Inc., have expressed their intention not to tender the shares held by them (12,691,200 shares) in this Tender Offer. Accordingly, the number of shares scheduled to be purchased in this Tender Offer (including those converted from other rights) is estimated to be 9,056,912.

(5)  Tender Offer Period

     From September 27, 2007 (Thursday) through November 8, 2007 (Thursday) (30 business days)

(6)  Tender Offer Price

     (i) Common Stock                   JPY1,715 per share of common stock
     (ii) Stock Acquisition Rights      JPY1 per Stock Acquisition Right

2.   Results of the Tender Offer

(1) Whether the Tender Offer Has Been Successfully Completed or Not The Tender Offeror shall purchase all Tendered Shares.

(2)  Tender Status

Type of Share  Number of     Excess of     Number of     Number of
Certificates,  Shares to be  Number of     Shares        Shares
Etc.           Purchased     Shares to be  Tendered      Purchased
                             Purchased
Share          - shares      - shares      8,110,702     8,110,702
Certificates                                 shares        shares

Stock          - shares      - shares      - shares      - shares
Acquisition
Right
Certificates

Corporate Bond - shares      - shares      - shares      - shares
Certificates
with Stock
Acquisition
Rights

Depositary     - shares      - shares      - shares      - shares
Receipts for
Share
Certificates,
Etc. (   )

Total          - shares      - shares      8,110,702     8,110,702
                                           shares        shares

                                    -more-

(3)  Shareholding ratio after the Tender Offer

Number of voting rights        0      (Shareholding ratio before the
in relation to the                    Tender Offer:
shares, etc. held by the                                          0%)
Tender Offeror before the
Tender Offer

Number of voting rights   126,912     (Shareholding ratio before the
in relation to the                    Tender Offer:
shares, etc. held by the                                      58.74%)
Specially Related Parties
before the Tender Offer

Number of voting rights   81,107      (Shareholding ratio after the
in relation to the                    Tender Offer:
shares, etc. held by the                                     37.54 %)
Tender Offeror after the
Tender Offer

Number of voting rights   126,912     (Shareholding ratio after the
in relation to the                    Tender Offer
shares, etc. held by the                                      58.74%)

Specially Related Parties
after the Tender Offer

Number of voting rights   214,445
held by all shareholders
of the Target

(Note 1) "Number of voting rights in relation to the shares, etc. held by the Specially Related Parties before the Tender Offer" and "Number of voting rights in relation to shares, etc. held by the Specially Related Parties after the Tender Offer" indicates the total number of voting rights in relation to the shares, etc. held by each Specially Related Party (excluding the Target).

(Note 2) "Number of voting rights held by all shareholders of the Target" is the number of voting rights held by all shareholders as of March 31, 2007, as indicated in the Annual Securities Report for the 30th fiscal year submitted by the Target on June 27, 2007. However, as a result of the exercise of Stock Acquisition Rights from April 1, 2007 through the last day of the Tender Offer Period, 63,300 common stocks have been issued by the Target, and in this Tender Offer, shares constituting less than one unit are scheduled to be purchased. Therefore, in calculating the "Shareholding ratio before the Tender Offer" and "Shareholding ratio after the Tender Offer", 216,068 voting rights is used as the number of voting rights for 21,606,812 shares, that being the total number of issued and outstanding shares (21,830,110 shares) as of March 31, 2007 as indicated in the above mentioned Annual Securities Report and 63,300 shares less the number of the treasury shares held by the Target (286,598 shares as of March 31, 2007) (100 shares constitute one unit in the case of the Target).

(Note 3) The numbers corresponding to the "Shareholding ratio before the Tender Offer" and to the "Shareholding ratio after the Tender Offer" are rounded to two decimal points.

(4)  Calculation When Tender Offer is conducted pursuant to the pro rata method

     Not applicable.

(5)  Funds Required in Tender Offer

     JPY 13,909,853,930

3.   Settlement Method

(i) Name and Address of Head Office of Financial Instruments Firms, Bank, Etc. Settling the Tender Offer

     Nomura Securities, Co., Ltd. 1-9-1, Nihonbashi, Chuo-ku, Tokyo

(ii) Settlement Commencement Date#

     November 15, 2007 (Thursday)

(iii) Settlement Method

     Without delay following the end of the Tender Offer Period, notification regarding the purchase under the Tender Offer will be mailed to the address of the tendering shareholders (in case of foreign shareholders, their standing proxy). The purchase will be settled in cash. Without delay following the settlement commencement date, the proceeds for the purchased shares, etc., shall be remitted by the Tender Offer Agent (Nomura
     Securities, Co., Ltd.) to a location designated by the tendering shareholders, etc., or paid at the head office or branch of the Tender Offer Agent.

4.   Prospects on the impact of the Tender Offer on operating performance

     The impact of the Tender Offer on the consolidated operating performance and non-consolidated operating performance of the Company is insignificant.

                                     -more-

5.   Policy and Prospects after the Tender Offer

     As the Company has failed to acquire All Shares in the Target by way of the Tender Offer, the Company plans to carry out the following procedures for turning the Target into a directly or indirectly wholly owned subsidiary of the Company (hereinafter the "Transaction"), as previously announced in the "ANNOUNCEMENT OF COMMENCEMENT OF TENDER OFFER FOR DENSEI-LAMBDA K.K." dated September 26, 2007:

The Company plans to request for the Target to hold a meeting of shareholders to discuss, among others: (i) an agenda aimed at changing the Target into a Corporation with Class Shares (shuruikabushiki-hakko-kaisha), as defined in the Corporation Act, by amending the Articles of Incorporation of the Target to enable it to issue another class of shares in addition to the shares of common stock; (ii) an agenda aimed at amending the Articles of Incorporation of the Target to create a Term of Redeemable Right for All the Shares (zenbu-shutoku-joko) in connection with all the shares of common stock issued by the Target; and (iii) an agenda aimed at allowing the Target to acquire all such shares and to deliver another class of shares in exchange. The Company, Lambda Holdings Inc. and Lambda Far East Ltd. (hereinafter collectively referred to as the "Related Parties of the Company") plan to vote for each of the aforementioned agendas in the relevant meeting of shareholders.

If all the procedures of (i) through (iii) above are implemented, all the shares of common stock issued by the Target will be acquired by the Target after the Term of Redeemable Right for All the Shares (zenbu-shutoku-joko) is created, and another class of shares in the Target will be delivered to shareholders of the Target as consideration for the acquisition of all of such shares; provided that, as for the shareholders to whom the number of such other class of shares in the Target to be allotted will be a fractional number less than one share, they will receive the cash for such fraction after the completion of sale, etc. of such other class of shares in the Target equivalent to the sum of all of the fractions held by such shareholders (if there remains a further fraction after the sum, such fraction will be omitted) in accordance with the procedures under the relevant laws and regulations. The amount of such cash to be received by such shareholders is planned to be calculated based upon the Tender Offer Price. Such cash amount may, however, be different from and, exceed, equal or be less than the Tender Offer Price, depending on the business, results of the business, financial condition, assets or management of the Target or the outlook thereof, at the time when such calculation is made, since the timing of such calculation differs from the time at which the Tender Offer Price is determined. The class and number of shares to be delivered to shareholders of the Target as consideration for such acquisition of the Target's common stock after the Term of Redeemable Right for All the Shares (zenbu-shutoku-joko) is created have not been determined at present, however, they are going to be determined so that the shareholders of the Target who will not apply for the Tender Offer (excluding the Related Parties of the Company) will be allotted only fractions of less than one share in order for the Related Parties of the Company to hold all the issued and outstanding shares in the Target and to turn the Target into a wholly owned subsidiary of the Related Parties of the Company. In regard to item (ii) of the agendas above, which is to amend the Articles of Incorporation of the Target to create a Term of Redeemable Right for All the Shares (zenbu-shutoku-joko) in connection with all the shares of common stock issued by the Target: (a) shareholders will have the right to request the Target to purchase their shares pursuant to Articles 116 and 117 of the Corporation Act and other related laws and regulations for the purpose of protecting minority shareholders' rights, or
(b) in case where the Target's acquisition of all the shares with a Term of Redeemable Right for All the Shares (zenbu-shutoku-joko) is resolved at the meeting of shareholders, shareholders may file a court request to determine the fair acquisition price pursuant to Article 172 of the Corporation Act and other related laws and regulations, for the purpose stated in (a) above. In this regard, since the purchase price and the fair price for the acquisition under
(a) and (b) above will be finally determined by a court, the price received by the shareholders in each case (a) or (b) above may be different from the Tender Offer Price. Shareholders who intend to implement such procedures must confirm and determine the required procedures by themselves and under their own responsibility.

     Please note that this document is not intended in any way to solicit the shareholders of the Target to vote for the agendas in the said shareholders meeting.

     -more- Notwithstanding the above, depending on the Company's shareholding ratio after the completion of the Tender Offer, the circumstances regarding shareholdings by shareholders other than the Related Parties of the Company, and the interpretation by authorities regarding related laws and regulations, etc., it is still possible for other measures, which may pursue effects equivalent to those mentioned above, to be implemented, and/or that it would take time for those measures to be actually implemented. In any case, it is planned that cash will be finally distributed to the Target's shareholders, other than the Related Parties of the Company, in order to achieve the completion of the Transaction. Even in such case, the amount of cash to be delivered to such shareholders is planned to be calculated based upon the Tender Offer Price, which may however be different from and, exceed, equal or be less than the Tender Offer Price, depending on the business, results of the business, financial condition, assets or management of the Target or the outlook thereof, at the time when such calculation is made, since the timing of such calculation differs from the time at which the Tender Offer Price is determined. The Company plans to request for the Target to make a public announcement immediately after the Target determines details of the measures to be taken and timing, etc. for the Transaction.

As of the date hereof, the shares of common stock in the Target are listed on the Tokyo Stock Exchange and the Osaka Securities Exchange (hereinafter collectively, "Stock Exchanges"). However, as the result of the Tender Offer, there is a possibility that the share certificates representing the shares of common stock in the Target will be delisted after the prescribed procedures in accordance with the delisting standards of the Stock Exchanges. In addition, even if such delisting standards are not met, the Company is planning to carry out the Transaction pursuant to applicable laws and regulations and, in such cases, the share certificates representing the shares of common stock in the Target will be delisted. After such delistings, the share certificates representing the shares of common stock in the Target may not be traded on the Stock Exchanges and it is expected that selling them in the future will become difficult.

6. Locations Where Copies of the Tender Offer Report are Made Available for Inspection

     TDK Corporation, Head Office (1-13-1, Nihonbashi, Chuo-ku, Tokyo) Tokyo Stock Exchange Group, Inc. (2-1, Nihonbashi Kabutocho, Chuo-ku, Tokyo) Osaka Securities Exchange Co., Ltd. (1-8-16, Kitahama, Chuo-ku, Osaka)

(Note 1) In this document, when figures in a table are rounded off or omitted, the value representing the total of such figures may not necessarily match up with the sum of such figures.

(Note 2) In this document, any indication of a date or time shall refer to the date or time in Japan unless otherwise provided. The "business day" indicated in this document shall mean the days other than the days provided in each item of Article 1, Paragraph 1 of the Law Concerning Government Office Holidays (Law No. 91 of 1988), as amended.

(Note 3) The Tender Offer is to be conducted in accordance with the procedures and information disclosure standards prescribed in the Securities and Exchange Law of Japan (Law No. 25 of 1948), as amended, the name of which will be revised as the "Financial Instruments Exchange Law" after September 30, 2007, however, these procedures and standards are not necessarily the same as the procedures and information disclosure standards in the United States. In particular, Article 13 (e) and
          Article 14 (d) of the U.S. Securities Exchange Act of 1934, and the rules prescribed thereunder do not apply to the Tender Offer, and the Tender Offer does not conform to those procedures and standards. The financial information described in the tender offeror's financial statements, which included in this document, are prepared in conformity with the U.S. GAAP, except for the segment information. However, the other financial information included in this document are prepared in accordance with Japan's accounting standards and are not based on U.S. GAAP and the contents thereof may not necessarily be equivalent to those prepared under the U.S. GAAP. As the tender offeror is a company incorporated outside the U.S. and most officers of the Tender Offeror are residents outside the U.S., it may be impossible to exercise rights and claims that may be asserted under the securities-related laws of the U.S. There is also a chance that it

                                     -more-

          may be difficult to institute proceedings in a court outside the U.S. against a company outside the U.S. or its officers based on a violation of the securities-related laws of the U.S. Additionally, there is no guarantee that it would be possible to make a company outside the U.S. and its subsidiary or affiliates subject to the jurisdiction of a U.S. court.

(Note 4) Unless otherwise specified, all procedures relating to the Tender Offer are to be conducted entirely in Japanese. If any portion of the documentation relating to the Tender Offer is prepared in English and there is any inconsistency between the English documentation and the Japanese documentation, the Japanese documentation will prevail.

(Note 5)  This document includes the "forward-looking  statements" as defined in
          Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. Actual results might be substantially different from the forecasts given explicitly or implicitly as the "forward-looking statements," due to any known or unknown risks, uncertainties or any other factors. Neither the tender offeror nor any of its affiliates assures that such explicit or implicit forecasts given as "forward-looking statements" will be realized. The "forward-looking statements" contained in this document have been prepared based on the information possessed by the tender offeror as of the date hereof, and, unless otherwise obliged under applicable laws and regulations or the exchange rules, neither the tender offeror nor any of its affiliates assume any obligation to update or revise this document to reflect any future events or circumstances.

                                    #  #  #